Mail Room 4561

November 24, 2006

Don L. Merrill, Jr.
Chief Executive Officer
Tootie Pie Company, Inc.
129 Industrial Drive
Boerne, Texas 78006

      Re: Tootie Pie Company, Inc.
              Amendment No. 3 to the Registration Statement on the Form SB-2
              Filed November 11, 2006
              File No. 333-135702

Dear Mr. Merrill:

We have reviewed your amended registration statement and have the following comments.

Form SB-2/A

General

1.   We note your statement that the selling shareholders will be offering your shares at a price ranging between $0.20 and $0.40 per share. However, you do not appear eligible to omit pricing information pursuant to Rule 430A because, in part, you have not included the undertaking found in Item 512(f) in your Part II information. Please provide us a detailed legal analysis on your ability to rely on Rule 430A to omit pricing information. In addition, it appears that a maximum price that is 100% of the minimum price fails to identify a price that conforms to the requirements of Schedule A to the Securities Act.

Determination of Offering Price and Dilution, page 11

2.   We note your revised disclosures of the book value and net tangible book value as of March 31, 2006. Revise to include this information as of the most recent balance sheet date included in your filing.

Management Discussion and Analysis or Plan of Operation, page 35

3.   Please refer to prior comment 6 from our letter dated October 27, 2006. We note your response that you have filed your agreement with Hanks Brokerage Company as an exhibit to the registration statement. As previously requested, please revise your disclosure to describe the services provided to you by this consultant. It appears that a description of your material contracts, with an emphasis on the importance to your business, should be disclosed in the prospectus.

Critical Accounting Policies and Estimates

Stock Based Compensation, page 37

4.   We note your response to our previous comment no. 13 and your revised disclosures on pages 37 and 39 with regards to the Company's stock-based compensation. Your disclosures appear to be limited to employee stock options. The AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation, however, encompasses grants of stock, options and warrants or other potentially dilutive securities to employees and others in exchange for goods and services. Please revise your disclosures as follows:

- Revise to include the shares issued to employees as bonuses, to consultants for services and to Directors as board fees.
- Clearly state whether your valuation was performed contemporaneously or retrospectively and provide the reasons management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.
- Expand your discussion of the method used to determine the fair value of the Company's common stock. For instance, we note the Company used the $0.25 per share cash price paid by willing investors near the time of the option issuances. Your disclosures should include a discussion of how the Company allocated the cash sales price between the warrants and the common stock.
- Expand your disclosures to include all issuances through the date of the most recent balance sheet included in your registration statement.

Report of Independent Registered Public Accountants, page F-1

5.   We note that your independent auditors opined on the financial position of the Company as of March 31, 2006 and the results of operations, changes in stockholders' equity, and cash flows "for the period then ended". Revise to specify the period for which your independent auditors are expressing their opinion (e.g. the period of inception June 16, 2005 to March 31, 2006) as opposed to referring to the period then ended.

Financial Statements – General

6.   Update your financial statements pursuant to Item 310(g) of Regulation S-B.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kathleen Collins, Branch Chief – Accounting, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Toton at (202) 551-3857 or Anne Nguyen Parker, Special Counsel, at (202) 551-3611 with any other questions. If you need further assistance, you may contact the undersigned at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (617) 243-0066
        Amy Trombly
        Trombly Business Law
        Telephone: (617) 243-0060